ORIGIN BANCORP, INC. Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-224225 Dated April 27, 2018

Origin Bancorp, Inc. (the "Company," "OBNK," "Origin," "we" or "our") has filed a registration statement (including a prospectus, which is preliminary and subject to comple- tion) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Stephens Inc., toll-free at (800) 643-9691 or by emailing prospectus@stephens.com or Raymond James & Associates, Inc., toll free at (800)-248-8863 or by emailing prospectus@raymondjames.com. The registration statement (including the prospectus) is also available at: https://www.sec.gov/Archives/edgar/data/1516912/000162828018005170/obnks1a2.htm This presentation contains forward-looking statements that are based on various facts and derived utilizing numerous important assumptions and are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include the information concerning our future financial performance, business and growth strategy, projected plans and objectives, as well as projections of macroeconomic and industry trends, which are inherently unreliable due to the multiple factors that impact economic trends, and any such variations may be material. Words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or other comparable words are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about the Company’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond the Company’s control. Accordingly, you are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable as of the date made, expectations may prove to have been materially different from the results expressed or implied by such forward-looking statements. Unless required by law, the Company also disclaims any obligation to update any forward-looking statements. Interested parties should not place undue reliance on any forward-looking statement and should carefully consider the risks and other factors that the Company faces. The Company is not soliciting an offer to buy securities in any jurisdiction where the offer or sale is not permitted. This presentation includes industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys, government agencies and other information publicly available to us, which information may be specific to particular markets or geographic locations. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Statements as to our market position are based on market data currently available to us. Although we believe these sources are reliable, we have not independently verified the information. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources. Neither the SEC nor any state securities commission has approved or disapproved of the securities of the Company or passed upon the accuracy or adequacy of this presenta- tion. Any representation to the contrary is a criminal offense. Except as otherwise indicated, this presentation speaks as of the date hereof. The delivery of this presentation shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company after the date hereof. This presentation contains non-GAAP financial measures, including tangible common equity, as converted, tangible book value per share, as converted, tangible common equity to tangible assets, and core revenue. The non-GAAP financial measures that we discuss in this presentation should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. A reconciliation of the non-GAAP financial measures used in this presentation to the most directly comparable GAAP measures is provided in the Appendix to this presentation. LEGAL INFORMATION & DISCLAIMERS 2

ORIGIN BANCORP, INC. NASDAQ/OBNK 3.6 MILLION SHARES $123.6 MILLION (AT THE MIDPOINT OF THE PRICING RANGE) 69% PRIMARY / 31% SECONDARY 15% (100% PRIMARY) $33.00 - $35.00 PER SHARE 180 DAYS REDEEM $48.3 MILLION OF SBLF PREFERRED STOCK SUPPORT BALANCE SHEET GROWTH POTENTIAL FUTURE ACQUISITION OPPORTUNITIES OTHER GENERAL CORPORATE PURPOSES OFFERING SUMMARY ISSUER: EXCHANGE / TICKER: SHARES OFFERED BASE OFFERING SIZE: OFFERING STRUCTURE: OPTION: PRICING RANGE: LOCK-UP: USE OF PROCEEDS: JOINT BOOKRUNNERS: CO-MANAGERS: DIRECTED SHARE PROGRAM: EXPECTED PRICING DATE: 3 5% KEEFE, BRUYETTE, & WOODS, INC. SANDLER O’NEILL + PARTNERS, L.P. STEPHENS INC. RAYMOND JAMES & ASSOCIATES, INC. 5/8/18

COMPANY SNAPSHOT FINANCIAL HIGHLIGHTS 2017 TOTAL ASSETS TOTAL LOANS TOTAL DEPOSITS TANGIBLE COMMON EQUITY, AS CONVERTED TANGIBLE COMMON EQUITY / TANGIBLE ASSETS, 19 5 DALLAS - FORT WORTH Entry: 2008 Loans: $1,182 Deposits: $647 Banking Centers: 8 NORTH LOUISIANA Founded: 1912 Loans: $1,067 Deposits: $1,772 Banking Centers: 19 HOUSTON Entry: 2013 Loans: $425 Deposits: $521 Banking Centers: 9 CENTRAL MISSISSIPPI Entry: 2010 Loans: $632 Deposits: $573 Banking Centers: 5 9 8 $4,154 $3,306 $3,512 $383 9.3% 12.3% Origin Bank was founded in 1912 OBNK is headquartered in Ruston, LA 41 banking centers operating across Texas, Louisiana & Mississippi Strong commercial focus with 38% C&I and 44% CRE lending mix across our footprint DOLLARS IN MILLIONS All financial information and other bank data as of 12/31/17. Notes: Origin Bank formerly Community Trust Bank (1987-2015) / Bank of Choudrant (1912-1987). Loan totals for markets include mortgage loans held for sale. (1) Gross of allowance, includes loans held for sale. (2) As if 901,644 shares of Series D preferred stock owned by Pine Brook were converted to common stock. See Appendix for reconciliation of Non-GAAP financial measures to GAAP. DOLLARS IN MILLIONS 4 TOTAL STOCKHOLDERS’ EQUITY $455 (1) (2) AS CONVERTED TOTAL RBC RATIO (2)

PROVEN LEADERSHIP TEAM

YEARS OF EXPERIENCE



DRAKE MILLS
Chairman, President & CEO
Has served as President of Origin Bancorp Inc. since 1998 and as CEO since 2008. Was elected Chairman of the Board of Directors in 2012.

ORIGIN: 34 | BANKING: 34



LANCE HALL
Chief Operating Officer
Has served in various roles including commercial lending, market management, credit analyst and relationship manager. Currently serves as President of Louisiana Market in addition to his role as Chief Operating Officer.

ORIGIN: 18 | BANKING: 21



STEVE BROLLY
Chief Financial Officer
Previously served as CFO of Fidelity Southern Corporation (NASDAQ:LION) and as Senior Vice President and Controller of Sun Bancorp, Inc. (NASDAQ:SNBC)

ORIGIN: <1 | BANKING: 19



CARY DAVIS
Chief Risk Officer
Previously served as Executive Vice President and Chief Credit Officer for Central Bank, a subsidiary of First Commerce Corporation

ORIGIN: 19 | BANKING: 45

OTHER KEY TEAM MEMBERS

	ORIGIN	BANKING
Ronnie Myrick – Chief Banking Officer	12	51
Warrie Birdwell – Regional President (Dallas)	2	14
Jim Crotwell - Chief Credit Officer & Deputy Risk Officer	5	34
Grant James – Regional President (Fort Worth)	8	33
Larry Little – Regional President (Shreveport - Bossier City)	8	24
Preston Moore – Regional President (Houston)	5	35
Larry Ratzlaff – State President (Mississippi)	7	45
Lonnie Scarborough – Chief Retail Banking Officer	10	26
Linda Tuten – Chief People & Diversity Officer	11	11
AVERAGE TENURE OF LEADERSHIP TEAM	**11**	**30**

5

EXPERIENCED BOARD OF DIRECTORS

NAME	INDUSTRY	YEARS OF BANKING OR BANK BOARD EXPERIENCE	OWNERSHIP (%)[1]
DRAKE MILLS	BANKING	34	1.05%
RONNIE MYRICK	BANKING	50+	0.65%
JAMES S. D'AGOSTINO JR.	BANKING / INSURANCE	40+	0.18%
JOHN M. BUSKE	MANUFACTURING	25	0.27%
JAMES E. DAVISON JR.	ENERGY	18	3.07%
OLIVER GOLDSTEIN	FINANCIAL SERVICES	22	9.24%[2]
MICHAEL A. JONES, CPA	PROFESSIONAL SERVICES	26	1.05%
DR. GARY LUFFEY	MEDICAL	15	0.72%
FARRELL MALONE, CPA	PUBLIC ACCOUNTING	3	0.01%
JOHN PIETRZAK	FINANCIAL SERVICES	12	8.31%[2]
GEORGE SNELLINGS, IV	LEGAL	10	0.10%
ELIZABETH SOLENDER	REAL ESTATE	9	0.05%
STEVEN TAYLOR	AUTOMOTIVE	10	0.32%

BOARD OF DIRECTORS AVERAGE	21	1.93%
BOARD OF DIRECTORS TOTAL	274	25.0%
BOARD OF DIRECTORS TOTAL (AS CONVERTED)[3]		28.4%
EMPLOYEE TOTAL[4] (AS CONVERTED)[3]		5.7%
TOTAL BOARD, EXECUTIVES, AND EMPLOYEES (AS CONVERTED)[3]		34.2%

(1) Reflects pre-offering beneficial ownership and does not include effect of sales of stock by selling stockholders.
(2) Represents Pine Brook ownership for Oliver Goldstein and Castle Creek Capital Partners IV, LP ownership for John Pietrzak. Messrs. Goldstein and Pietrzak disclaim beneficial ownership of these shares for SEC purposes.
(3) As if 901,644 shares of Series D preferred stock owned by Pine Brook were converted to common stock.
(4) Represents shares held by employee stock ownership plan and named executive officers not listed above.

6

UNIQUE BY DESIGN DIRECTOR OF CULTURE STRATEGIES At Origin, we believe our culture is a true differentiator across our footprint. It defines all that we do and permeates throughout our organization. It allows us to attract the best bankers in our markets, and it drives our philosophy of relationship banking. From our mission, vision, and values to our brand promise and standards, our culture is the foundation of our success. CULTURE DAY FOR NEW HIRES CULTURE COUNCIL PROJECT ENRICH THE BLUE PRINT DREAM MANAGER ORIGIN EXPERIENCE RETURN ON QUALITY 7 THE CORE VALUES O R I G I N Our Foundation Is Trust: Earn It Every Day Recognize & Encourage Strong Work Ethic & Individual Initiative Innovative, Flexible & Forward Thinking Genuine Respect for Yourself & Others Individual & Corporate Commitment to our Communities Never Compromise our Integrity

SUCCESSFUL ORGANIC GROWTH HISTORY 2 0 0 3 2 0 0 4 2 0 0 5 2 0 0 6 2 0 0 7 2 0 0 8 2 0 0 9 2 0 1 0 2 0 1 1 2 0 1 2 2 0 1 3 2 0 1 4 2 0 1 5 2 0 1 6 2003 - Drake Mills becomes CEO of Origin Bank 2005 - Acquired First United Bank in Farmerville, LA 2008 - Entered Dallas, TX market and hired team of five bankers 2009 - Acquired First Louisiana Bancshares in Shreveport, LA 2010 - Entered Madison County, MS through acquisition of Madison Financial Corp. and hired a team of six bankers in Central MS 2012 - Raised $85 million from three institutional investors 2013 - Entered Houston, TX market and expanded retail mortgage platform 2015 - Acquired four banking centers from Whitney Bank in the Houston, TX market 2016 - Raised $45 million from institutional investors and friends and family TOTAL ASSETS DOLLARS IN MILLIONS $381 $425 $586 $629 $869 $1,087 $1,452 $1,886 $2,481 $3,101 $3,224 $3,734 $3,971 $4,071 $4,154 COMPOUND ANNUAL GROWTH RATE OF 19% 82 0 1 7

OUR STRATEGIC FOCUS 21 STRATEGIC FOCUS KEY ACTION ITEMS PERFORMANCE METRICS Improve operational efficiency and increase profitability Increase scale across franchise and particularly in Houston Focused effort to improve margin and risk-adjusted returns 15+ bps NIM expansion Efficiency ratio trending toward 60% ROAA trending toward 1.30% Continue our disciplined approach to organic loan and deposit growth Grow client base and continue capturing market share Successfully recruit experienced lenders and teams 10% organic loan growth 10% organic core deposit growth Opportunistic M&A Focus on existing and contiguous markets Attractive 1st Year EPS Accretion Disciplined TBVPS Earn-back >15% IRR 9 OUR STRATEGIC FOCUS

STRONG LEGACY FRANCHISE IN STABLE MARKETS MARKET OBSERVATIONS MARKET OBSERVATIONS Stable economy located in the I-20 corridor providing consistent growth over the years Recognized as most cost competitive area in the United States by KPMG Competitive Alternatives from 2008 to 2016 Has become a technology center, linking major employers with cyber-innovation initiatives from Louisiana Tech and Barksdale Air Force Base Eleven colleges and universities located in the region enable sustained business growth and expansion Centered around Jackson, Central Mississippi represents the most attractive environment for business and economic growth in the state Largest labor force and highest per capita income in Mississippi State of Mississippi is the largest employer in the area and helps insulate market through economic cycles Home to major manufacturing facilities of Nissan and Toyota and is the health- care epicenter of the state Barksdale Air Force Base NOTABLE EMPLOYERS & INSTITUTIONS NOTABLE EMPLOYERS & INSTITUTIONS Source: S&P Global Market Intelligence NORTH LOUISIANA CENTRAL MISSISSIPPI 10

EXPANDING PRESENCE IN TOP GROWTH MARKETS MARKET OBSERVATIONS MARKET OBSERVATIONS Fourth largest MSA in the U.S. with approximately 7.4 million residents and expected growth to 11 million by 2040 Ranked first in U.S. in year over year population growth in 2016 Diversified economy and home to 22 Fortune 500 companies Prominent sectors include telecommunications, healthcare, technology and transportation Fifth largest MSA in the U.S. with approximately 7.0 million residents Expected to grow between one and two million residents per decade through 2040 Sixth largest U.S. metro economy and home to 20 Fortune 500 companies Compared to the nation’s 20 most populated metro areas, housing costs and cost of living are 39.6% and 23.1% below the average, respectively NOTABLE EMPLOYERS & INSTITUTIONS NOTABLE EMPLOYERS & INSTITUTIONS Source: S&P Global Market Intelligence. DALLAS - FORT WORTH HOUSTON 11

17% 19% 50% 32% 33% 49% OUR MARKETS DIVERSE GEOGRAPHIC FOOTPRINT Attractive combination of stable, low cost markets and metropolitan growth markets Expansion through organic growth and selective M&A TRACK RECORD OF GROWTH IN NEW MARKETS Success in growing loans and deposits organically in diverse, new markets Culture and brand are unique, enabling Origin to attract talented bankers and banking relationships across markets 2017 LOANS & DEPOSITS BY STATE LOAN BALANCES BY EXPANSION MARKET DOLLARS IN MILLIONS DEPOSITS LOANS TX LA MS $1,182 $632 $425 $23 $80 $411 $827 $1,167 $1,223 $1,804 $1,977 $2,113 $2,239 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 Dallas / Fort Worth Central Mississippi Houston 12

GROWING CORE DEPOSIT FRANCHISE Note: Deposit Composition Data as of 12/31/17. Cost of Deposits are for the year ended 12/31/17. Continued success in growing core deposits, especially noninterest- bearing deposits, while significantly growing the balance sheet Low cost of deposits driven by legacy North Louisiana franchise Rank 1st in deposit market share in Ruston, LA and Monroe, LA MSAs Expansion markets generating further growth in noninterest-bearing deposits Relationship bankers motivated to grow core deposits Builds and strengthens client relationships and provides stable funding for growth DEPOSIT COMPOSITION NONINTEREST-BEARING DEPOSITS COST OF DEPOSITS: 0.56% $145 $193 $273 $334 $482 $559 $629 $726 $780 $833 17.9% 16.8% 17.3% 17.5% 18.6% 20.6% 20.4% 21.4% 22.7% 23.7% 15% 17% 19% 21% 23% 25% $- $100 $200 $300 $400 $500 $600 $700 $800 $900 N O N IN T E R E ST -B E A R IN G D E P O SI T S P E R C E N T Noninterest Bearing Demand 24% Interest Bearing Demand 21% Money Market 25% Savings 4% CDs 18% Brokered 8% $833 $739 $900 $145 $619 $276 N O N IN T E R E S T- B E A R IN G D E P O S IT S D O LL A R S I N M IL LI O N S DOLLARS IN MILLIONS 13

DIVERSIFIED COMMERCIAL LOAN PORTFOLIO Note: Data as of 12/31/17. Yield on loans held for investment is for the year ended 12/31/17. (1) Held for investment Focus on lending to middle market and small businesses and their owners and executives Commercial loans represent 82% of portfolio as of 12/31/17 Loan growth potential enhanced by diverse portfolio LOAN COMPOSITION YIELD ON LOANS: 4.38% Total C&I 38% Total CRE 44% C&I 30% Mortgage Warehouse 8%Non-Owner Occupied CRE 21% Owner Occupied CRE 13% C&D 10% Residential 17% Other 1% Increases asset sensitivity of balance sheet 14 Commercial real estate loan concentrations well below regulatory guidelines (1)

UNDERWRITING & CREDIT CULTURE (1) As of 12/31/17. (2) As of December 31 for each period. Excellent track record of strong credit quality across core commercial lending portfolio (excluding energy) Seasoned lenders with strong credit backgrounds and significant in-market experience Centralized underwriting for all loans Strong underwriting guidelines include global cash flow analysis and personal guarantees Portfolio diversification enhanced by average loan size of approximately $295,000 NPLs / LOANS NCOs/AVERAGE LOANS 0.62% 0.58% 0.61% 0.50% 1.56% 0.12% 0.89% 0.66% 1.12% 2.14% 0.73% 2013 2014 2015 2016 2017 Non-Energy Energy 0.17% 0.06% 0.09% 0.23% 0.09% 0.74% 0.46% 0.31% (0.12%) 0.21% 0.48% 0.15% 0.71% 0.69% 2013 2014 2015 2016 2017 Non-Energy Energy Other SINGLE LOAN FRAUD IN 2014, PARTIALLY RECOVERED IN 2016 15 (1) (2) (2)

BALANCE SHEET REPOSITIONED FOR GROWTH & PROFITABILITY Successful reduction in energy portfolio Strong rebound in average loan balances throughout 2017 Net interest margin expanding along with average balances Poised for increased growth rates in loans with removal of headwinds from energy ENERGY LOANS AVERAGE LOANS & NIM $127 $114 $110 $100 $74 $62 $57 $53 $93 $75 $56 $51 $51 $22 $11 $1 $220 $189 $166 $151 $125 $84 $68 $54 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 Services / Midstream E&P 3.21% 2.90% 3.00% 3.10% $2,900 $2,950 $3,000 $3,050 $3,100 $3,150 $3,200 $3,250 $3,300 Average Loans Net Interest Margin DOLLARS IN MILLIONS Energy loans represent 1.6% of total loans as of 12/31/17 16 Notes: Non-energy loans exclude loans held for sale. Net interest margin excludes the tax equivalent adjustment. (1) Gross of allowance, includes loans held for sale. $3,040 $3,142 $3,190 $3,147 $3,120 $3,185 $3,239 $3,268 3.21% 3.33% 3.33% 3.20% 3.24% 3.35% 3.51% 3.50% 3.00% 3.05% 3.10% 3.15% 3.20% 3.25% 3.30% 3.35% 3.40% 3.45% 3.50% 3.55% $2,900 $2,950 $3,000 $3,050 $3,100 $3,150 $3,200 $3,250 $3,300 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 (1)

ASSET SENSITIVE BALANCE SHEET (1) Rate sensitive assets defined as assets that are expected to mature / reprice within 1 year. (2) As of 12/31/17. Estimated sensitivity based on 1 to 12 months. Well positioned to benefit from a rising rate environment Substantial growth in rate sensitive assets over the last five years Pricing moved above floors on the majority of our loan portfolio in 2017 60.4% of loans are floating rate as of 12/31/17 RATE SENSITIVE ASSETS (1) ESTIMATED SENSITIVITY -% CHANGE IN NET INTEREST INCOME (2) 33.1% 24.9% 16.7% 8.4% 0.0% (8.6%) 400 bps300 bps200 bps100 bps 0 bps-100 bps $1,060 $1,134 $1,210 $1,712 $2,057 2013 2014 2015 2016 2017 17 DOLLARS IN MILLIONS

DIVERSIFIED & GROWING REVENUE STREAMS Note: Data as of December 31 for each period. (1) We calculate core revenue as net interest income plus noninterest income less losses on non-mortgage loans held for sale and gains on sales and disposals of other assets. See appendix for reconciliation of Non-GAAP financial measures to GAAP. Meaningful noninterest income supplements spread related revenue More comprehensive product suite similar to regional and money center banks delivered with high quality, responsive customer service Operate insurance, mortgage and wealth management businesses These products produce diversification within our revenue stream while creating stronger, broader client relationships CORE REVENUE DISTRIBUTION - 2017(1) CORE REVENUE GROWTH(1) Noninterest Income = 24% Net Interest Income 76% & Fees 7% Mortgage Banking Revenue 9% Insurance Commission and Fee Income 4% Other 4% Service Charges 74.2% 74.5% 73.4% 74.1% 76.1% 25.8% 25.5% 26.6% 25.9% 23.9% $126 $149 $165 $163 $171 2013 2014 2015 2016 2017 Net Interest Income Fee Income Mortgage channel is focused on in-footprint retail origination and servicing our MSR portfolio 18 DOLLARS IN MILLIONS

ABILITY TO LEVERAGE INFRASTRUCTURE Note: Data as of December 31 for each period. Cost-effective, centralized back office functions provided through operations center in North Louisiana Infrastructure exists to support significant growth in assets at increasing levels of profitability Successful expansions in Dallas - Fort Worth and Mississippi NONINTEREST EXPENSE / AVERAGE ASSETS DEPOSITS & LOANS PER BANKING CENTER - 2017 SIGNIFICANT SCALE OPPORTUNITY IN HOUSTON 2.83% 3.01% 2.97% 2.95% 2.95% 0.27% 0.24% 2.83% 3.28% 2.97% 2.95% 3.19% 2013 2014 2015 2016 2017 CORE NONINTEREST EXPENSE DP TERMINATION & SEVERANCE $81 $115 $58 $148 $126 $47 DALLAS/FORT WORTH Deposits Loans DOLLARS IN MILLIONS Recent investments in systems and technology, digital banking and enterprise risk management Significant opportunity to enhance ROAA through added scale in Houston BANKING CENTERS 8 MISSISSIPPI HOUSTONDALLAS / FORT WORTH BANKING CENTERS 5 BANKING CENTERS 9 19 LITIGATION SETTLEMENT

RECENT DEVELOPMENTS

DOLLARS IN MILLIONS, EXCEPT SHARE AND PER SHARE FIGURES

EARNINGS & PER SHARE DATA	1Q18	1Q17
NET INCOME	$13.4	$7.2
RETURN ON AVERAGE ASSETS	1.30%	0.72%
YIELD ON LOANS	4.68	4.16
COST OF FUNDS	0.74	0.57
NET INTEREST MARGIN, FULLY TAX EQUIVALENT	3.65	3.33
EFFICIENCY RATIO(1)	67.1	68.7
DILUTED EARNINGS PER SHARE	$0.60	$0.30
BOOK VALUE PER SHARE	20.36	19.99
TANGIBLE BOOK VALUE PER SHARE, AS CONVERTED(2)	19.11	18.73

BALANCE SHEET	1Q18	4Q17
TOTAL ASSETS	$4,214.9	$4,154.0
LOANS HELD FOR INVESTMENT	3,246.0	3,241.0
LOANS HELD FOR INVESTMENT (EXCL. MORTGAGE WAREHOUSE)	3,054.8	2,986.0
TOTAL DEPOSITS	3,580.7	3,512.0

ASSET QUALITY	1Q18	4Q17
PAST DUE LOANS / TOTAL LOANS HELD FOR INVESTMENT	0.90%	1.27%
NPAs / TOTAL ASSETS	0.66	0.59
NPLs / TOTAL LOANS HELD FOR INVESTMENT	0.83	0.73

KEY OBSERVATIONS AND DEVELOPMENTS

EARNINGS GROWTH DRIVEN BY:

- Expanding margin due to rising rates and loan growth
- 1Q18 negative provision due to paydowns and improvement in certain impaired loans
- Improvement in efficiency ratio
- Reduction in Federal tax rate

KEY BALANCE SHEET TRENDS:

- 9.4% annualized growth in gross loans (excluding mortgage warehouse)
- Seasonal fluctuations in mortgage warehouse lending
- 7.9% annualized growth rate in total deposits
- Asset quality remains strong

OTHER KEY DEVELOPMENTS:

- Hired a team of four relationship bankers in the Houston market and a team of three relationship bankers in the Shreveport, LA market
- Entered into a definitive agreement to purchase the assets of a general insurance agency headquartered in Monroe, LA

Note: The table contains selected preliminary unaudited financial information regarding the performance and financial position as of and for the periods indicated. For the period ended March 31, 2018, the amounts and results set forth above are what we expect to report; however, these are preliminary estimates and subject to additional procedures, which we expect to complete after the completion of this offering. These additional procedures could result in material changes to the preliminary estimates during the course of preparation of condensed consolidated financial statements as of and for the three month period ended March 31, 2018.

(1) We calculate efficiency ratio by dividing noninterest expense by the sum of net interest income and noninterest income. The efficiency ratio is not calculated on a fully taxable equivalent basis.

(2) See Appendix for reconciliation of Non-GAAP financial measures to GAAP.

20

19 5 9 8 KEY HIGHLIGHTS EXPERIENCED LEADERSHIP AND STRONG INSIDER OWNERSHIP TRACK RECORD OF ORGANIC GROWTH ATTRACTIVE FOOTPRINT STRONG CORE DEPOSIT FRANCHISE DIVERSIFIED REVENUE STREAMS POISED FOR SIGNIFICANT EARNINGS GROWTH PROVEN CREDIT CULTURE ACROSS CORE LOAN PORTFOLIO M&A OPPORTUNITY 21

APPENDIX

STRONG CAPITAL *POSITION*

- *Robust capital levels with opportunity for deployment through organic growth and strategic acquisitions*
- *IPO net proceeds partially used to redeem SBLF preferred stock and will improve CET1 and overall capital ratios*

CONSOLIDATED CAPITAL RATIOS - 12/31/17



9.3%
10.5%
9.4%
12.3%
4.0%
4.5%
8.0%
TCE / TA(1)(2)
Tier 1 Leverage
CET1
Total RBC
Regulatory Minimum

CAPITALIZATION[3] - 12/31/17

DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE FIGURES

Junior Subordinated Debentures	$	9,619
Stockholders' Equity:		
SBLF Preferred		48,260
Series D Preferred		16,998
Common Stock		97,594
Additional Paid-In Capital		146,061
Retained Earnings		145,122
Accumulated Other Comprehensive Income		1,307
Total Stockholders' Equity		455,342
Total Capitalization	$	464,961
Total Shares Outstanding, as converted[1]		20,420,396
Book Value Per Common Share	$	19.99
Tangible Book Value Per Common Share, as converted[2]	$	18.74

(1) As if 901,644 shares of Series D preferred stock owned by Pine Brook were converted to common stock.
(2) See appendix for reconciliation of Non-GAAP financial measures to GAAP.
(3) Pro Forma capitalization after changing accounting of ESOP-owned shares from a contingent liability to stockholders' equity.

NON-GAAP RECONCILIATIONS

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE FIGURES)	03/31/2018	12/31/2017	03/31/2017
CALCULATION OF TANGIBLE COMMON EQUITY, AS CONVERTED:			
Total stockholders' equity[1]	$462,824	$455,342	$454,610
Less: Preferred stock, Series SBLF	48,260	48,260	48,260
Goodwill and other intangible assets, net	24,219	24,336	24,712
Total tangible common stockholders' equity, as converted - non-GAAP[1]	$390,345	$382,746	$381,638
CALCULATION OF TANGIBLE ASSETS:			
Total assets	$4,214,899	$4,153,995	$4,108,090
Less: Goodwill and other intangible assets, net	24,219	24,336	24,712
Total tangible assets	$4,190,680	$4,129,659	4,083,378
Tangible common equity to tangible assets, as converted - non-GAAP	9.31%	9.27%	9.35%
Common shares outstanding at end of period	19,525,241	19,518,752	19,478,518
Add: Convertible preferred stock, Series D	901,644	901,644	901,644
Common shares, as converted	20,426,885	20,420,396	20,380,162
Tangible book value per common share, as converted - non-GAAP	$19.11	$18.74	$18.73

FOR THE YEARS ENDED DECEMBER 31

CALCULATION OF CORE REVENUE - NON-GAAP:

DOLLARS IN THOUSANDS	2017	2016	2015	2014	2013
Net interest income	$130,305	$120,683	$121,277	$111,202	$93,821
Noninterest income	29,187	41,868	44,131	38,262	33,167
Adjustments to noninterest income for core revenue:					
Gain on sales of securities, net	-	136	250	249	532
Loss on non-mortgage loans held for sale, net	(12,708)	-	-	-	-
Gain (loss) on sales and disposals of other assets, net	1,036	(515)	-	-	-
Core revenue - non-GAAP	$171,164	$162,930	$165,158	$149,215	$126,456

[1] includes ESOP-owned shares